SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETROBRAS ANNOUNCES FISCAL YEAR OF 2010 RESULTS

(Rio de Janeiro –  March 15, 2011) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$19,184 million for the year ended December 31, 2010 and U.S.$5,896 million in the fourth quarter of 2010.

HIGHLIGHTS

(in millions of U.S. dollars)
				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009		2010	2009
4,725	5,896	5,143	Consolidated net income attributable to Petrobras	19,184	15,504
2,570	2,628	2,561	Total domestic and international oil and natural gas production (mbbl/d)	2,583	2,526
7,638	8,408	8,226	Adjusted EBITDA	32,626	28,982

•           Production start-up of six new production systems and two natural gas treatment units.

•           In 2010, average domestic crude oil production exceeded 2 million barrels per day for the first time. In December 2010, domestic crude oil production reached a record of 2.122 million barrels per day.

•           Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with U.S. Securities and Exchange Commission (SEC) rules, amounted to 12.7 billion barrels of oil equivalent for 2010, 5% higher compared to 2009, with a reserves-to-production ratio of 14.7 years.

•           The declaration of commerciality of discoveries made in the pre-salt layer of the Santos Basin, in the areas of Tupi and Iracema, in the Lula and Cernambi fields, respectively, and the production start-up of the first pilot system in the pre-salt layer of the Santos Basin only three years after its discovery, with a production capacity of 100 thousand barrels of oil per day.

•          Through the celebration of the assignment agreement in 2010, Petrobras obtained the right of production of 5 billion barrels of oil equivalent at pre-salt layers.

•           Expansion of our Petrobras Paulínia refinery (Replan) and start-up of production of new diesel hydro treatment and coke units in our Henrique Lage refinery (Revap).

•           The delivery of natural gas reached the peak during December 2010 of 86 million of cubic meters per day (540 thousand barrels of oil equivalent), and the thermoelectric production reached 6,500 MW per day (compared to an annual average in 2009 of 36 million of cubic meters per day and 525 MW), due to the consolidation of Gas and Power capital expenditures.

 •          Capital expenditures amounted to U.S.$45,078 million in 2010, compared to U.S.$35,134 million in 2009.

•           Proposed dividends amounted to U.S.$6,780 million in 2010.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.  Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.   All forward-looking statements are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Comments from the CEO Mr. José Sergio Gabrielli de Azevedo

Dear Shareholders and Investors,

Our results for the fourth quarter and full year of 2010 further underscores our capacity for overcoming challenges, as well as emphasizes the quality of our assets and investment projects. Consolidated net income attributable to Petrobras for the year ended December 31, 2010 totaled U.S.$19,184 million, 23.7% higher compared to 2009, while operational cash flow, measured by Adjusted EBITDA, reached U.S.$32,626 million.

Among the Company’s numerous achievements in 2010, we would like to draw particular attention to three main achievements: the operational start-up of the pre-salt pilot system in the Lula field (formerly, the Tupi pilot system) in the pre-salt layer of the Santos Basin, a landmark in the development of one of the world’s most promising exploratory frontiers; the raising of U.S.$70.5 billion through the biggest ever public share offering; and the signing of the assignment agreement, which gives the Company the right to produce up to 5 billion barrels of oil equivalent in specified pre-salt areas not yet under concession.

Annual oil production in Brazil reached record levels, with average annual output exceeding 2 million barrels per day, primarily due to the start-up of new wells, the increased operational efficiency of existing units and the revitalization of mature fields.

Our proved oil, condensate and natural gas reserves in Brazil and abroad, estimated according to SEC rules, reached 12.7 billion barrels of oil equivalent at December 31, 2010, an increase of  5.0% compared to 2009, mainly attributable to the addition of other pre-salt discoveries in the Santos and Campos Basins, new discoveries in other basins and projects implemented in mature fields in Brazil and abroad. We achieved a substantial reserve replacement ratio of 170% and a reserves-to-production ratio of 14.7 years, both of which strengthen our capacity for organic growth and reinforce prospects of excellent future results.

We invested U.S.$45,078 million in 2010 to consolidate our position as a world-class integrated energy company – we are currently the world’s third biggest energy firm, according to PFC Consulting. In order to increase our oil and natural gas production and reserves, we invested the greater part of the capital expenditures (49.3%) in the Exploration & Production segment. We continued with our domestic refining capacity expansion projects in the Refining, Transportation and Marketing segment in order to ensure profitable operations, particularly given growing demand for oil products in Brazil. In the Gas and Power segment, we concluded important pipeline integration projects, increasing the diversification and flexibility of natural gas sources. We also expanded our biodiesel and ethanol operations and our market share in the Distribution segment, maintaining our leadership in Brazil’s fuel market.

At Petrobras, we are fully aware that our achievements would not have been possible without the adoption of good corporate governance practices, as well as investments in technology and workforce training. Nowadays, we are renowned throughout the world for our pioneering approach and excellence in regard to oil exploration and production. In order to maintain our leadership position, we doubled our Research Center, one of the world’s largest, which will continue to play a fundamental role in developing new technologies for all of the Company’s operational segments, especially that of pre-salt oil production.

It is also important to underline our unceasing commitment to operational safety, as well as to the environment and sustainable development. In recognition of our commitment, we were included in the Dow Jones Sustainability Index, the most important index of its type in the world, for the fifth consecutive year.

In 2010, we once again demonstrated our competence and ability to produce excellent results, and we are confident that our achievements will guarantee us an outstanding position in the energy industry, ensuring excellent prospects of returns for our shareholders and investors in the coming decades.

2

FINANCIAL HIGHLIGHTS

Net Income and Consolidated Financial and Economic Indicators

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)(1)	2010	2009

38,859	40,445	33,504	Sales of products and services	150,852	115,892
30,881	31,988	26,200	Net operating revenues	120,052	91,869
5,785	5,948	5,772	Operating income	24,158	21,869
1,206	1,174	395	Financial income (expense), net	1,701	429
4,725	5,896	5,143	Net income attributable to Petrobras	19,184	15,504
0.53	0.45	0.59	Basic and diluted earnings per common and preferred share	1.94	1.77
1.06	0.90	1.18	Basic and diluted earnings per ADS	3.88	3.54

			Net income by business segment (in millions of U.S. dollars)
4,104	4,408	3,386	▪ Exploration and production	16,351	9,683
324	499	877	▪ Refining, transportation and marketing	1,539	6,563
178	163	98	▪ Gas and power	734	340
131	104	(33)	▪ International	799	(154)
193	193	162	▪ Distribution	727	634
(128)	929	798	▪ Corporate	(453)	(1,116)

14,007	11,684	10,785	Capital expenditures per segment (in millions of U.S. dollars)(1)(7)	45,078	35,134

			Other data
40.2	39.0	46.5	Gross margin (%) (2)	41.1	46.4
18.7	18.6	22.0	Operating margin (%) (3)	20.1	23.8
15.3	18.4	19.6	Net margin (%) (4)	16.0	16.9
7,638	8,408	8,226	Adjusted EBITDA	32,626	28,982
41	41	53	Debt to equity ratio (%) (5)	41	53

			Financial and economic indicators
76.86	86.48	74.56	Brent crude (U.S.$/bbl)	79.47	61.51
1.7496	1.6970	1.7394	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.7602	1.9972
1.6942	1.6662	1.7412	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.6662	1.7412

			Price indicators
			Crude oil and NGL average sales price (U.S. dollars/bbl)
72.10	79.70	70.24	Brazil (6)	74.66	54.22
63.35	73.90	64.39	International	66.42	53.58

			Natural gas average sales price (U.S. dollars/mcf)
2.45	2.33	2.59	Brazil	2.60	3.76
2.02	2.47	2.39	International	2.36	2.11

(1)    Impacted by the increase in the value of Real against U.S. dollar during 2010.
(2)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(3)    Operating margin equals operating income divided by net operating revenues.

(4)    Net margin equals net income divided by net operating revenues.

(5)     Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(6)     Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(7)     Capitalized expenses differ from our total consolidated investments, disclosed for local purposes, primarily due to geological and geophysics and scheduled stoppages expenditures.

3

FINANCIAL HIGHLIGHTS

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009		2010	2009
4,725	5,896	5,143	Net income attributable to Petrobras	19,184	15,504
2,078	2,299	2,284	Depreciation, depletion and amortization	8,507	7,188
-	308	319	Impairment	402	319
(555)	(1,151)	(578)	Financial income	(2,630)	(1,899)
441	380	284	Financial expense	1,643	1,295
(1,092)	(403)	(101)	Monetary and exchange variation	(714)	175
1,983	1,326	874	Total income tax expense	6,356	5,238
(248)	(193)	215	Equity in results of non-consolidated companies	(413)	(157)
306	(54)	(214)	Noncontrolling interest in results of consolidated subsidiaries	291	1,319
7,638	8,408	8,226	Adjusted EBITDA	32,626	28,982
24.7	26.3	31.4	Adjusted EBITDA margin (%)(1)	27.2	31.5

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for 2010 and for 2009 has been affected by the 13.5% increase in the value of the Real against the U.S. dollar for 2010 compared to 2009.

Net Income

Net operating revenues increased 30.7% to U.S.$120,052 million for 2010 compared to U.S.$91,869 million for 2009, primarily due to a 2.3% increase of total domestic and international oil and natural gas production in 2010 compared to 2009; higher domestic demand of oil products and natural gas, led by the recovery of the Brazilian economy; and higher average sales prices of oil and natural gas in the international market, which increased oil products import costs and production taxes.

The increase of operating expenses was due to higher sales expenses, primarily due to higher domestic sales volumes, higher international freight costs, depreciation expenses, higher personnel expenses and third-party services, including rental and leasing expenses.

Lower foreign exchange losses on net monetary assets denominated in U.S. dollars. When compared to Real, U.S. dollar depreciates 4.3% in 2010 and 25.5% in 2009.

4

FINANCIAL HIGHLIGHTS

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets;  depletion of oil fields; and exploration costs;

•	selling (which includes expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real strengthens relative to the U.S. dollar, as it did in 2010 (an appreciation of 13.5%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  The following comparison between our results of operations in 2010 and in 2009 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR 2010 COMPARED TO 2009

The comparison between our results of operations has been affected by the 13.5% increase in the value of the Real against the U.S. dollar for 2010 compared to 2009.

Revenues

Consolidated sales of products and services increased 30.2% to U.S.$150,852 million for 2010 compared to U.S.$115,892 million for 2009.  This increase was primarily attributable to a 2.3% increase of total domestic and international oil and natural gas production; higher average sales prices of oil and natural gas in the international market (higher oil and oil product export prices linked to higher international prices) and crude oil in the domestic market; and a 12.9% increase in sales volumes in the domestic market (due mainly to a 10.7% increase in oil products demand and a 32.9% increase in natural gas demand). For more information on the domestic increase of sales volumes, see the discussion of sales volumes on page 18.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•

Domestic Value-added tax (ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes increased 26.5% to U.S.$26,459 million for 2010 compared to U.S.$20,909 million for 2009, primarily due to higher production volumes, higher prices and higher domestic sales volumes; and

•

Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which increased 39.4% to U.S.$4,341 million for 2010 compared to U.S.$3,114 million for 2009, primarily due to higher production volumes, higher prices and higher domestic sales volumes.

Net operating revenues increased 30.7% to U.S.$120,052 million for 2010 compared to U.S.$91,869 million for 2009 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2010 increased 43.5% to U.S.$70,694 million compared to U.S.$49,251 million for 2009. This increase was principally a result of:

•	52.4% (U.S.$7,596 million) increase in the cost of imports, mainly oil products imports (mainly diesel) due to higher volumes and prices;
•

108.9% (U.S.$6,133 million) increase in costs for our international trading activities due to increased offshore operations conducted by our international subsidiary Petrobras International Finance Company (PifCo); and

•

40.5% (U.S.$3,116 million) increase in production taxes and charges in 2010 compared to 2009. These include royalties, which increased 50.1% (U.S.$1,782 million); special participation charge (a charge payable in the event of high production or profitability from our fields), which increased 31.8% (U.S.$1,300 million); and costs associated with rental of areas, which increased 73.2% (U.S.$34 million). The increase in production taxes and charges in 2010 was due to a 29.3% increase in the reference price for domestic oil, which averaged U.S.$70.34 for 2010 compared to U.S.$54.40 for 2009, reflecting the Brent price on the international market.

6

FINANCIAL HIGHLIGHTS

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 18.4% to U.S.$8,507 million for 2010 compared to U.S.$7,188 million for 2009, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 16.4% to U.S.$1,981 million for 2010 compared to U.S.$1,702 million for 2009. Excluding the impact of the appreciation of the Real, exploration, including exploratory dry holes remained relatively constant during 2010 compared to 2009.

Impairment

In 2010, we recorded an impairment charge of U.S.$402 million compared to U.S.$319 million for 2009. The impairment charge in 2010 was primarily related to impairment at producing properties in Brazil (U.S.$346 million) with high maturity levels and insufficient oil and gas production to cover production costs, and  due to the impairment of assets held for sale, particularly in the refining and distribution segments in Argentina (U.S.$56 million). The impairment charge in 2009 was primarily attributable to producing properties in Brazil and related mainly to Petrobras’ Agua Grande field. See Notes 9(c) and 20(b) to our consolidated financial statements for the year ended December 31, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 27.9% to U.S.$8,977 million for 2010 compared to U.S.$7,020 million for 2009.

Selling expenses increased 33.7% to U.S.$4,514 million for 2010 compared to U.S.$3,375 million for 2009. This increase was primarily attributable to the impact of the appreciation of the Real, increased domestic sales volumes, higher freight expenses, an increase in the use/cost of third-party services and higher sales expenses related to NGL reconverter ships.

General and administrative expenses increased 22.4% to U.S.$4,463 million for 2010 compared to U.S.$3,645 million for 2009. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due to increased workforce and pay raises.

Research and Development Expenses

Research and development expenses increased 45.8% to U.S.$993 million for 2010 compared to U.S.$681 million for 2009. This higher expense was primarily due to increased average sales prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants increased 4.6% to U.S.$752 million for 2010 compared to U.S.$719 million for 2009, remaining relatively constant during the year.

7

FINANCIAL HIGHLIGHTS

Other Operating Expenses

Other operating expenses increased 15.0% to U.S.$3,588 million for 2010 compared to U.S.$3,120 million for 2009.  A breakdown of other operating expenses by segment is included on page 30.

The most significant changes between 2010 and 2009 are described below:

•	U.S.$412 million increase in losses due to exchange of equity method investments, as a result of the integration of the petrochemical investments in Braskem;
•	27.5% (U.S.$152 million) increase in expense for institutional relations and cultural projects, to U.S.$705 million for 2010 compared to U.S.$553 million for 2009;
•	24.8% (U.S.$69 million) increase in expenses related to collective bargaining agreements, to U.S.$347 million for 2010 compared to U.S.$278 million for 2009;
•	15.4% (U.S.$28 million) increase in expense for health, safety and environment (HSE), to U.S.$210 million for 2010 compared to U.S.$182 million for 2009;
•	8.1% (U.S.$25 million) increase in expense for marking inventory to market value, to U.S.$333 million for 2010 compared to U.S.$308 million for 2009;

These increases were partially offset by:

•	22.5% (U.S.$304 million) decrease in expense for losses and contingencies related to legal proceedings, to U.S.$1,045 million for 2010 compared to U.S.$1,349 million for 2009;
•	44.5% (U.S.$186 million) decrease in expense for unscheduled stoppages of plant and equipment, to U.S.$232 million for 2010 compared to U.S.$418 million for 2009; and
•	44.8% (U.S.$138 million) decrease in operating expense at thermoelectric power plants, to U.S.$170 million for 2010 compared to U.S.$308 million for 2009.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased 163.1% to a gain of U.S.$413 million for 2010 compared to a gain of U.S.$157 million for 2009, primarily due to better results generated by gas distribution and international companies.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 38.5% to U.S.$2,630 million for 2010 compared to U.S.$1,899 million for 2009. This increase was primarily attributable to higher income on marketable securities (U.S.$309 million increase) and on financial investments (U.S.$273 million increase) generated by the assignment agreement. A breakdown of financial income is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2010.

Financial Expenses

Financial expenses increased 26.9% to U.S.$1,643 million for 2010 compared to U.S.$1,295 million for 2009. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$1,722 million increase), partially offset by higher capitalized interest income (which resulted in a U.S.$1,129 million decrease in financial expenses) and by lower losses on derivative instruments (U.S.$254 million decrease). A breakdown of financial expense is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2010.

8

FINANCIAL HIGHLIGHTS

Monetary and Exchange Variation

Monetary and exchange variation increased to a gain of U.S.$714 million for 2010 compared to a loss of U.S.$175 million for 2009.  The gain in 2010 compared to the loss in 2009 was primarily due to lower foreign exchange losses on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 57.1% to U.S.$523 million for 2010 compared to U.S.$333 million for 2009. This increase was primarily attributable to the impact of the appreciation of the Real and also to losses on the recoverable amounts of tax credits.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net amounted to a gain of U.S.$82 million for 2010 compared to a loss of U.S.$61 million for 2009, primarily due to the U.S.$147 million provision for losses from the Pasadena Refinery in the United States made in the first quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 17.1% to U.S.$25,831 million for 2010 compared to U.S.$22,061 million for 2009. Income tax expense increased 21.3% to U.S.$6,356 million for 2010, compared to U.S.$5,238 million for 2009, primarily due to the increase of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2010.

9

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company. We provide below financial information from our different business segments and related operating information.

EXPLORATION AND PRODUCTION

(U.S.$ million)
Year ended December 31,
2010	2009
16,351	9,683

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The increased net income from Exploration and Production in 2010 compared to 2009 reflects the growth in international prices, a 1.6% increase in oil and NGL production and reduced losses and contingencies related to legal proceedings.

These effects were partially offset by higher production taxes and non-recurring expenses with project financings related to the Barracuda and Caratinga fields.

The spread between the average price of domestic oil sold/transferred and the average Brent price decreased from US$ 7.29/bbl in 2009 to US$ 4.81/bbl in 2010, primarily due to the recovery of the international market of heavy oil in relation to light oil.

Other information relevant for this segment:

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	EXPLORATION AND PRODUCTION – BRAZIL	2010	2009
			Average daily crude oil and gas production
1,991	2,030	1,993	Crude oil and NGLs – Brazil (mbbl/d) (1)	2,004	1,971
1,998	2,124	1,920	Natural gas - Brazil (mmcf/d) (2)	2,004	1,902

(1)             Includes production from shale oil reserves.

(2)             Does not  include LNG. Includes reinjected gas.

(2010 x 2009): Increased production from platforms P-51 in the Marlim Sul field, P-53 in the Marlim Leste field, FPSO-Capixaba (Cachalote/Baleia Franca), P-34 and P-57 (Jubarte), the Tiro extended well test (EWT) in the SS-11 field, the Guará extended well test (FPWSO-Dynamic Producer), FPSO-Cidade de Niterói in the Marlim Leste field, FPSO-Frade (Frade), FPSO-Cidade de Vitória (Golfinho), FPSO-Espírito Santo (Parque da Conchas), FPSO-Cidade de Santos (Uruguá/Tambaú) and FPSO-Angra dos Reis (Piloto de Lula) more than offset the natural decline in crude oil and NGL production from mature fields.

Domestic natural gas production increased 5.4% to 2,004 mmcf/d for 2010 compared to 1,902 mmcf/d for 2009 due to increased production from our platforms.

10

FINANCIAL HIGHLIGHTS

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
			Crude oil and natural gas – Brazil
10.60	10.29	9.51	Excluding production taxes (1)	10.03	8.78
24.67	25.58	24.74	Including production taxes (1)	24.64	20.51

(1)             Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(2010 x 2009): Our unit lifting cost in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 14.2% to U.S.$10.03/bbl for 2010 compared to U.S.$8.78/bbl for 2009. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil increased 5% in 2010 compared to 2009 due to higher well interventions in the Albacora Leste, Barracuda, Caratinga, Marlim, Albacora and Bicudo fields and also to increased personnel expenses.

Lifting Costs - Including production taxes

(2010 x 2009): Our unit lifting cost in Brazil, including production taxes, increased 20.1% to U.S.$24.64/bbl for 2010 compared to U.S.$20.51/bbl for 2009. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased 16% in 2010 compared to 2009, primarily attributable to a 29.3% increase in the reference price for domestic oil, which avereraged U.S.$70.34 in 2010 compared to U.S.$54.40 in 2009, reflecting the Brent price on the international market.

11

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
Year ended December 31,
2010	2009
1,539	6,563

Our Refining, Transportation and Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies.

The decreased net income for our Refining, Transportation and Marketing segment in 2010 compared to 2009 was due to the higher oil acquisition/transfer costs and higher oil product import costs.

These effects were partially offset by higher domestic oil product sales volumes (mainly for gasoline, diesel and jet fuel sales volumes), an increase in the average realization price of exports and the upturn of domestic prices, where oil products are indexed to international prices, despite the reduction in the price of diesel and gasoline in June 2009.

Other information relevant for this segment:

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	IMPORTS AND EXPORTS	2010	2009
			Imports (mbbl/d)
317	270	373	Crude oil imports	316	397
445	188	139	Oil product imports	299	152
			Exports (mbbl/d)
433	441	463	Crude oil exports (1) (2)	497	478
178	215	214	Oil product exports (2)	200	227
(151)	198	165	Net exports (imports) of crude oil and oil products	82	156

(1)             Includes crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)             Includes exports in progress.

(2010 x 2009): Higher crude oil exports are primarily attributable to higher production and to a decline in the volume of crude oil processed due to scheduled stoppages at the Replan Refinery, in 2010.  Higher oil product imports were due to higher domestic demand mainly for diesel, resulting from the recovery of economic activity, and higher demand for gasoline due to lower ethanol availability in the market in the beginning of 2010.

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	OUTPUT OF OIL PRODUCTS – BRAZIL	2010	2009
			Refining and marketing operations (mbbl/d)
			Brazil
1,843	1,910	1,867	Output of oil products	1,832	1,823
2,007	2,007	1,942	Installed capacity (1)	2,007	1,942
91	93	94	Utilization	90	92

83	83	78	Domestic crude oil as % of total feedstock processed	82	79

(1)             As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(2010 x 2009): Refinery output in Brazil remained relatively constant in 2010 compared to 2009.

12

FINANCIAL HIGHLIGHTS

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2010	2009
4.89	4.79	3.76	Refining costs - Brazil	4.33	3.21

(2010 x 2009): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 22% in 2010 compared to 2009 due to higher personnel expenses, increased scheduled stoppages and higher third-party service costs mainly related to equipment maintenance and repairs.

13

FINANCIAL HIGHLIGHTS

GAS AND POWER

(U.S.$ million)
Year ended December 31,
2010	2009
734	340

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and our two domestic fertilizer plants.

The improved result for our Gas and Power segment for 2010 compared to 2009 was due to higher natural gas sales, led by growth in the industrial sector and increased demand for energy; increased fixed income from energy auctions and higher thermoelectric income generation; lower acquisition/transfer costs of domestic natural gas reflecting international prices and also the impact of the appreciation of the Real.

These effects were partially offset by increasing LNG import costs and higher selling expenses related to NGL reconverter ships.

Other information relevant for this segment:

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	IMPORTS OF LPG AND SALES AND GENERATION OF ELECTRICITY	2010	2009

184	171	134	Imports of LPG (mbbl/d)	169	140
1,887	1,931	2,063	Sales of electricity (contracts) – average MW	2,024	1,886
2,853	3,119	217	Generation of electricity – average MW	1,837	525
67.4	67.8	9.2	Settlement price of differences – U.S.$/MWh(1)	42.0	18.5

(1) Weekly weighed price, per output level (light, medium and heavy), number of hours and submarket capacity.

(2010 x 2009): The 20.7% increase in imports of LPG volumes from Bolivia was primarily a result of higher thermoelectric demand generated by lower levels of rainfall in Brazil (decreasing hydroelectric supply) and by the recovery of Brazilian economy.

The 7.3% increase in sales of electricity was attributable to an increase in sales volumes of electricity reserves in the short-term and to additional sales at electronic auctions. Our participation at these auctions became possible due to the higher availability of reserves, which allowed us to capture market opportunities.

The 249.9% increase in electricity output was attributable to a decision made by the Operador Nacional do Sistema Elétrico (National Electricity System Operator - ONS) to increase electricity generation, in anticipation of increased demand as a result of higher temperatures registered in early 2010.

The 127.0% increase of the settlement price of differences was due to the reduction in reservoir levels in 2010.

14

FINANCIAL HIGHLIGHTS

DISTRIBUTION

(U.S.$ million)
Year ended December 31,
2010	2009
727	634

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The increased net income from the Distribution segment in 2010 compared to 2009 was primarily due to higher sales margins and an 8% increase in sales volumes. These effects were partially offset by higher third-party service and personnel expenses and by a provision for tax contingencies.

The Distribution segment accounted for 38.8% of the national fuel distribution market in 2010, versus 38.6% in 2009.

15

FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)
Year ended December 31,
2010	2009
799	(154)

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in 2010 compared to 2009 was due to the higher commodities prices in 2010 and higher sales volumes of crude oil, as a result of the start-up of production in Akpo, Nigeria in March 2009.

Other information relevant for this segment:

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	EXPLORATION AND PRODUCTION – INTERNATIONAL	2010	2009
			Average daily crude oil and gas production
144	143	143	Crude oil and NGLs – International (mbbl/d) (1)	144	132
564	558	576	Natural gas - International (mmcf/d) (2)	558	576
8	8	9	Non-consolidated international production(3)	8	10

(1)             Includes production from shale oil reserves.

(2)             Does not include LNG. Includes reinjected gas.

(3)             Non-consolidated companies in Venezuela.

(2010 x 2009): International consolidated crude oil and NGL production increased 9.1% due to the start-up of production in Akpo, Nigeria in March 2009, partially offset by decreased investments in Guando, Colômbia and the decline of mature fields in the Neuquina Basin in Argentina.

International consolidated gas production decreased 3.1% as a result of the decline of mature wells in the Neuquina Basin in Argentina.

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
6.02	6.80	6.49	Crude oil and natural gas – international	5.86	5.42

(2010 x 2009): The 8.1% increase in our international lifting costs was primarily due to higher third-party services in Argentina, due to higher contractual prices.

16

FINANCIAL HIGHLIGHTS

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2010	2009
			Refining and marketing operations (mbbl/d)
			International
227	220	220	Output of oil products	220	211
281	281	281	Installed capacity	281	281
73	70	68	Utilization	70	66

(2010 x 2009): Our international refinery output increased 4.3% as a result of the improved operational performance at the Pasadena Refinery in the United States due to improved operating reliability of the U.S. refinery and improved margins in Argentina. Our increased output was partially offset by a scheduled stoppage at the Nansei Sekiyu Refinery in Japan, which occurred in May and June 2010.

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2010	2009
4.44	4.08	3.07	Refining costs - International	3.89	4.23

(2010 x 2009): International refining costs decreased 8.0% in 2010 compared to 2009 due to lower maintenance expenses and higher processed crude volumes in Argentina and also at the Pasadena Refinery in the United States, which is a result of improved operating reliability.

17

FINANCIAL HIGHLIGHTS

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009	SALES VOLUMES – mbbl/d	2010	2009
859	841	782	Diesel	809	740
379	414	366	Gasoline	394	338
104	91	100	Fuel oil	100	101
172	197	162	Naphtha	167	164
230	219	212	LPG	218	210
93	99	82	Jet fuel	92	77
196	191	165	Other (1)	180	140
2,033	2,052	1,869	Total oil products	1,960	1,770
111	111	106	Ethanol and other products	99	96
360	363	247	Natural gas	319	240
2,504	2,526	2,222	Total domestic market	2,378	2,106
612	658	681	Exports	698	707
574	601	486	International sales	593	541
1,186	1,259	1,167	Total international market (2)	1,291	1,248
3,690	3,785	3,389	Total	3,669	3,354

(1)             Mainly composed of asphalt sales volume, due to higher consumption in infrastructure sectors.

(2)             Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

Our domestic sales volumes increased 12.9% to 2,378 mbbl/d in 2010 compared to 2,106 mbbl/d in 2009, primarily due to:

•         Diesel (increase of 9.3%) – The increase in diesel sales was primarily due to the recovery of domestic industrial activity, increased agricultural activity and growing investments in infrastructure projects.

•         Gasoline (increase of 16.6%) – The increase in gasoline sales volume was due to higher gasoline consumption in flex-fuel vehicles as a result of low ethanol supply in the beginning of 2010, which also generated higher gasoline prices and a decrease in the mandatory percentage of ethanol content in gasoline sold in Brazil, from 25% to 20%, since February 2010.

•         Natural gas (increase of 32.9%) – The increase in natural gas sales was due to higher natural gas consumption in the recovered industrial sector after the global financial crisis of 2009, and also by increased power generation at gas-fired thermoelectric plants.

•         Jet fuel (increase of  19.5%) – The increase in jet fuel sales was due to the recovery of the Brazilian economy and to the improved performance in the aviation market.

18

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. In 2008, 2009 and 2010, we met these requirements with internally generated funds, short-term debt, long-term debt and cash generated by capital increase. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On June 18, 2010, our Board of Directors approved our Business Plan for 2010 through 2014, providing for planned  investments totaling U.S.$224 billion for the period.  We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by making use of the financing capacity at the domestic market, in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

The funds raised on our Global Offering occurred in September 2010 will be used for the planned investments of our Business Plan mentioned above.

On February 25, 2011, our Board of Directors approved our Business Plan for 2011, providing for planned investments in the amount of U.S.$56,217 million for the year.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2010, we had cash and cash equivalents of U.S.$17,633 million compared to U.S.$16,169 million at December 31, 2009.

Operating activities provided net cash flows of U.S.$28,495 million for 2010 compared to U.S.$24,920 million for 2009. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$28,183 million during 2010 compared to 2009.

Net cash used in investing activities increased to U.S.$63,020 million for 2010 compared to U.S.$35,120 million for 2009. This increase was primarily due to investments in Brazilian Treasury Securities from funds raised on our Global Offering, totaling U.S.$15,319 million in the fourth quarter of 2010, and capital expenditures related to exploration and production projects in Brazil (U.S.$5,734 million) and to the modernization of  our refineries (U.S.$4,890 million).

Net cash provided by financing activities was U.S.$35,386 million for 2010 compared to net cash provided by financing activities of U.S.$16,935 million for 2009. This increase was primarily due to the capital increase of U.S.$30,563 million generated by the Global Offering.

Our net debt decreased 12.1% to U.S.$36,701 million as of December 31, 2010 compared to U.S.$41,733 million as of December 31, 2009, primarily due to the increase of cash raised by the Global Offering mentioned above.

19

FINANCIAL HIGHLIGHTS

(U.S.$ Million)
Balance sheet data	December 31, 2010	December 31, 2009	Percent Change (December 31, 2010 versus December 31, 2009)
Cash and cash equivalents	17,633	16,169	9.1
Brazilian treasury securities	15,319	-	-
Short-term debt	8,960	8,431	6.3
Total long-term debt	60,471	49,041	23.3
Total capital lease obligations	222	430	(48.4)
Net debt (1)	36,701	41,733	(12.1)
Petrobras’ shareholders’ equity (2)	181,494	94,058	93.0
Total capitalization (3)	251,147	151,960	65.3
(U.S.$ Million)
Reconciliation of net debt	December 31, 2010	December 31, 2009
Total long-term debt	60,471	49,041
Plus short-term debt	8,960	8,431
Plus total capital lease obligations	222	430
Less cash and cash equivalents	17,633	16,169
Less Brazilian treasury securities	15,319	-
Net debt (1)	36,701	41,733

The Global Offering, concluded on October 1, 2010, resulted in higher cash and cash equivalents, amounting to U.S.$17,633 million for the year ended December 31, 2010. In addition, during the third and fourth quarters of 2010, Petrobras invested a portion of the resources raised in the Global Offering in the total amount of U.S.$15,319 million primarily in Brazilian Treasury Securities with original maturity of at least three months, which generated total cash of U.S.$32,952 million for 2010 compared to U.S.$16,169 million for 2009. The financial leverage level (net debt divided by the sum of net debt and Petrobras’ shareholders’ equity) decreased to 16.8% for 2010, compared to 30.7% for 2009, below the maximum limit established by the Company of 35%.

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$2,719 million (loss) on December 31, 2010 and U.S.$1,646 million (loss) on December 31, 2009, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)     Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

20

FINANCIAL HIGHLIGHTS

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2010, our total short-term debt amounted to U.S.$8,960 million compared to U.S.$8,431 million on December 31, 2009.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$60,471 million on December 31, 2010 compared to U.S.$49,041 million on December 31, 2009. See Note 12 of our consolidated financial statements as of December 31, 2010.

The following table summarizes our international debt issues at December 31, 2010:

Notes	Principal Amount
PESA’s 9.38% Notes due 2013	U.S.$200 million
PifCo’s 3.748% Senior Trust Certificates due 2013 (1)	U.S.$200 million
PifCo’s 9.125% Global Notes due 2013	U.S.$750 million
PifCo’s 7.75% Global Notes due 2014	U.S.$600 million
PifCo’s 6.436% Senior Trust Certificates due 2015 (1)	U.S.$550 million
PifCo’s 2.15% Japanese Yen Bonds due 2016 (2)	U.S.$430 million
PifCo’s 6.125% Global Notes due 2016	U.S.$899 million
PESA’s 5.88% Notes due 2017	U.S.$300 million
PifCo’s 8.375% Global Notes due 2018	U.S.$750 million
PifCo’s 5.875% Global Notes due 2018	U.S.$1,750 million
PifCo’s 7.875% Global Notes due 2019	U.S.$2,750 million
PifCo’s 5.75% Global Notes due 2020	U.S.$2,500 million
PifCo’s 6.875% Global Notes due 2040	U.S.$1,500 million

        Unless otherwise noted, all debt is issued by PifCo, with support from us through a guaranty.

        Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ export prepayment program, because PifCo is the beneficiary of such Junior Trust Certificates.

(1)    Issued in connection with Petrobras’ export prepayment program.

(2)    Issued by PifCo on September 27, 2006 in the amount of ¥ 35 billion, with support from us through a standby purchase agreement.

Off Balance Sheet Arrangements

As of December 31, 2010, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

21

FINANCIAL HIGHLIGHTS

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2010:

	Payments due by period (in millions of U.S. dollars)

	Total	Less than year	1-3 years	3-5 years	More than 5 years
Balance Sheet Items (1):
Long Term Debt Obligations	69,431	8,960	6,640	8,828	45,003
Capital (Finance) Lease Obligations	222	59	60	36	67

Total Balance Sheet Items	69,653	9,019	6,700	8,864	45,070

Other Long-Term Contractual Commitments
Natural Gas Ship-or-Pay	5,943	635	1,288	1,332	2,688
Service Contracts	105,575	50,690	32,392	8,394	14,099
Natural Gas Supply Agreements	13,033	1,419	2,899	3,080	5,635
Operating Leases	48,079	10,645	17,134	9,713	10,587
Purchase Commitments	18,372	6,878	4,439	1,426	5,629
International Purchase Commitments	31,261	4,399	8,436	1,110	17,316

Total Other Long-Term Commitments	222,263	74,666	66,588	25,055	55,954

Total	291,916	83,685	73,288	33,919	101,024

(1)

Excludes the amount of U.S.$33,594 million related to our pension fund obligations that are guaranteed by U.S.$27,340 million in plan assets. Information on employees’ postretirement benefit plans is set forth in Note 15 of our consolidated financial statements for the year ended December 31, 2010.

22

FINANCIAL HIGHLIGHTS

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 19 to our consolidated financial statements for the year ended December 31, 2010.

Uses of Funds

Capital expenditures

We invested a total of U.S.$45,078 million in 2010, a 28.3% increase compared to our investments of U.S.$35,134 million in 2009. Our investments in 2010 were primarily directed towards increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in 2010, U.S.$22,222 million was invested in exploration and development projects, including investments financed through project financing.

Activities
	(U.S.$ million)
	Year ended December 31,
	2010	2009

▪ Exploration and production	22,222	16,488
▪ Refining, transportation and marketing	15,356	10,466
▪ Gas and power	4,099	5,116
▪ International:
Exploration and production	2,012	1,912
Refining, transportation and marketing	90	110
Distribution	52	31
Gas and power	13	58
▪ Distribution	482	369
▪ Corporate	752	584

Total capital expenditures	45,078	35,134

Capital Increase

On September 23, 2010, our board of directors approved the Global Offering, which increased our share capital from U.S.$39,741 million to U.S.$106,655 million through the issuance of 2,293,907,960 common shares and 1,788,515,136 preferred shares, with the same rights as our existing shares.

At the initial closing of the Global Offering on September 29, 2010, Petrobras raised U.S.$66,914 million, of which U.S.$39,768 million consisted of Brazilian Treasury Securities and the remaining U.S.$27,146 million consisted of cash. All of the Brazilian Treasury Securities and part of the cash we raised in the Global Offering were used to pay the initial purchase price of the  assignment agreement with the Brazilian federal government (see Note 9 (a) of our consolidated financial statements for the year ended December 31, 2010).

As a result of the issuance, Petrobras' total issued share capital as of September 30, 2010 was comprised of 7,367,255,304 common shares and 5,489,244,532 preferred shares.

On October 1, 2010, our board of directors approved the issuance of 75,198,838 common shares and 112,798,256 preferred shares, pursuant to the exercise of the underwriters’ over-allotment options, with the same prices and rights of the previous shares issuance. As a result of the issuance, Petrobras raised U.S.$3,091 million and its total issued share capital as of December 31, 2010 was comprised of  7,442,454,142 common shares and 5,602,042,788 preferred shares.

The direct costs incurred by Petrobras as a result of the Global Offering, in the amount of U.S.$279 million, net of taxes, were recorded in shareholders’ equity.

23

FINANCIAL HIGHLIGHTS

Dividends and Interest on Shareholders’ Equity

The proposed dividends as of December 31, 2010, in the amount of U.S.$6,780 million, include interest on shareholders’ equity in the total amount of U.S.$5,857 million, approved by the Board of Directors, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd portion of interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd portion of interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th portion of interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th portion of interest on shareholders’ equity	02.25.2011	03.21.2010		1,308
Dividends	02.25.2011			923
				6,780

Advance payments of interest on shareholders’ equity will be counted toward the remuneration that will be distributed upon the close of the 2010 fiscal year. The amount will be updated according to the SELIC rate from the date of payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

Subsequent Events

a) Raising of funds for PifCo

On January 27, 2011,  the Petrobras International Finance Company (PifCo) concluded the issuing of U.S.$6 billion in Global Notes on the international capital market, with maturity on January 27, 2016, 2021 and 2041, interest rates of 3.875%, 5.375% and 6.750% p.a., respectively, and half-yearly payment of interest as from July 27, 2011.The capital raised will be used for corporate purposes and the financing of the investments established in the 2010-2014 Business Plan, and an appropriate capital structure and the level of financial leverage will be maintained in line with the Company’s goals.

This financing had issuing costs estimated at approximately U.S.$18 million, a discount of U.S.$21 million and effective interest rates of 4.01%, 5.44% and 6.84% p.a., respectively. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

24

FINANCIAL STATEMENTS

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009		2010	2009

38,859	40,445	33,504	Sales of products and services	150,852	115,892
			Less:
(6,826)	(7,217)	(6,207)	Value-added and other taxes on sales and services	(26,459)	(20,909)
(1,152)	(1,240)	(1,097)	CIDE	(4,341)	(3,114)
30,881	31,988	26,200	Net operating revenues	120,052	91,869

(18,472)	(19,509)	(14,019)	Cost of sales	(70,694)	(49,251)
(2,078)	(2,299)	(2,284)	Depreciation, depletion and amortization	(8,507)	(7,188)
(450)	(639)	(508)	Exploration, including exploratory dry holes	(1,981)	(1,702)
-	(308)	(319)	Impairment	(402)	(319)
(2,302)	(2,475)	(1,894)	Selling, general and administrative expenses	(8,977)	(7,020)
(288)	(257)	(136)	Research and development expenses	(993)	(681)
(237)	(112)	(200)	Employee benefit expense for non-active participants	(752)	(719)
(1,269)	(441)	(1,068)	Other operating expenses	(3,588)	(3,120)
(25,096)	(26,040)	(20,428)	Total costs and expenses	(95,894)	(70,000)

5,785	5,948	5,772	Operating income (loss)	24,158	21,869

248	193	(215)	Equity in results of non-consolidated companies	413	157
555	1,151	578	Financial income	2,630	1,899
(441)	(380)	(284)	Financial expense	(1,643)	(1,295)
1,092	403	101	Monetary and exchange variation	714	(175)
(168)	(189)	(124)	Other taxes	(523)	(333)
(57)	42	(25)	Other expenses, net	82	(61)
1,229	1,220	31		1,673	192

7,014	7,168	5,803	Income (Loss) before income taxes	25,831	22,061

			Income tax expense:
(537)	(238)	(336)	Current	(3,396)	(4,378)
(1,446)	(1,088)	(538)	Deferred	(2,960)	(860)
(1,983)	(1,326)	(874)	Total income tax expense	(6,356)	(5,238)

5,031	5,842	4,929	Net income for the period	19,475	16,823

(306)	54	214	Less: Net income attributable to the non-controlling interest	(291)	(1,319)
4,725	5,896	5,143	Net income attributable to Petrobras	19,184	15,504

			Weighted average number of shares outstanding
5,123,214,908	7,442,454,142	5,073,347,344	Common	5,683,061,430	5,073,347,344
3,739,610,160	5,602,042,788	3,700,729,396	Preferred	4,189,764,635	3,700,729,396

0.53	0.45	0.59	Basic and diluted earnings per share Common and preferred	1.94	1.77

			Basic and diluted earnings per ADS
1.06	0.90	1.18	Common and preferred	3.88	3.54

25

FINANCIAL STATEMENTS

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of December 31, 2010	As of December 31, 2009
Assets
Current assets
Cash and cash equivalents	17,633	16,169
Marketable securities	15,612	72
Accounts receivable, net	10,572	8,115
Inventories Recoverable taxes	11,834 5,260	11,117 3,940
Other current assets	2,952	3,231
Total current assets	63,863	42,644

Property, plant and equipment, net	218,567	136,167

Investments in non-consolidated companies and other investments	6,312	4,350

Non-current assets
Accounts receivable, net	2,905	1,946
Advances to suppliers	3,077	3,267
Petroleum and alcohol account – receivable from Federal Government	493	469
Marketable securities	3,099	2,659
Restricted deposits for legal proceedings and guarantees	1,674	1,158
Recoverable taxes	6,407	5,462
Others	2,286	2,148
Total non-current assets	19,941	17,109

Total assets	308,683	200,270

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	10,468	9,882
Current debt	8,960	8,431
Current portion of capital lease obligations	105	227
Taxes payable	6,033	5,974
Payroll and related charges	2,617	2,118
Dividends and interest on capital payable	2,158	1,340
Other current liabilities	3,211	2,993
Total current liabilities	33,552	30,965

Long-term liabilities
Long-term debt	60,471	49,041
Capital lease obligations	117	203
Employees’ post-retirement benefits obligation Pension and Health care	13,740	10,963
Deferred income taxes	12,704	9,844
Other liabilities	4,702	3,834
Total long-term liabilities	91,734	73,885

Shareholders' equity
Shares authorized and issued:
Preferred share – 2010 – 5,602,042,788 shares and 2009 – 3,700,729,396 shares	45,840	15,106
Common share - 2010 – 7,442,454,142 shares and 2009 – 5,073,347,344 shares	63,906	21,088
Additional paid in capital	(86)	707
Reserves and others	71,834	57,157
Petrobras’ Shareholders' Equity	181,494	94,058

Non-controlling interest	1,903	1,362

Total Equity	183,397	95,420

Total liabilities and shareholders’ equity	308,683	200,270

26

FINANCIAL STATEMENTS

Statement of Cash Flows Data

(in millions of U.S. dollars)

				Year ended December 31,
3Q-2010	4Q-2010	4Q-2009		2010	2009

			Cash flows from operating activities
5,031	5,842	4,929	Net income for the period	19,475	16,823

			Adjustments to reconcile net income to net cash provided by operating activities:
2,078	2,299	2,284	Depreciation, depletion and amortization	8,507	7,188
184	470	756	Dry hole costs	1,201	1,251
(248)	(193)	215	Equity in the results of non-consolidated companies	(413)	(157)
(1,377)	(17)	675	Foreign exchange (gain)/loss	(401)	(1,051)
-	308	319	Impairment	402	319
1,446	1,088	538	Deferred income taxes	2,960	860
381	(68)	(354)	Other	942	(9)

			Working capital adjustments
(1,665)	652	(696)	Increase in accounts receivable, net	(2,347)	(777)
(842)	761	(462)	Increase in inventories	(427)	(672)
2,435	(1,425)	962	Increase (decrease) in trade accounts payable	251	206
195	15	835	Increase (decrease) in taxes payable	(668)	1,086
(538)	893	(66)	Increase in advances to suppliers	454	(428)
(721)	(394)	(1,245)	Increase in recoverable taxes	(1,749)	(882)
(1,165)	(369)	(1,775)	Increase (decrease) in other working capital adjustments	308	1,163

5,194	9,862	6,915	Net cash provided by operating activities	28,495	24,920

(14,007)	(11,684)	(10,785)	Additions to property, plant and equipment	(45,078)	(35,134)
(134)	(281)	184	Investments in affiliated companies	(2,276)	(240)
(6,413)	(8,870)	1,003	Marketable securities and other investments activities	(15,666)	254

(20,554)	(20,835)	(9,598)	Net cash flows from investing activities	(63,020)	(35,120)

-	(279)	-	Share issuance costs	(279)	-
-	(350)	-	Acquisition of noncontrolling interest	(350)	-
-	-	1,100	Net borrowing under line-of-credit agreement	-	1,100
(309)	(198)	2,024	Short-term debt, net issuances and repayments	460	1,286
6,090	5,738	5,041	Proceeds from issuance and draw-down of long-term debt	20,189	27,345
(4,080)	(4,340)	(2,509)	Payments of long-term debt	(9,898)	(5,084)
27,472	3,091	-	Issuance of common and preferred shares	30,563	-
(672)	(2,228)	(3,345)	Dividends and interest on shareholders' equity paids to shareholders and minority interest	(5,299)	(7,712)
28,501	1,434	2,311	Net cash flows from financing activities	35,386	16,935

13,141	(9,539)	(372)	Increase (Decrease) in cash and cash equivalents	861	6,735
1,338	(279)	(54)	Effect of exchange rate changes on cash and cash equivalents	603	2,935
12,972	27,451	16,595	Cash and cash equivalents at beginning of period	16,169	6,499
27,451	17,633	16,169	Cash and cash equivalents at the end of period	17,633	16,169

27

FINANCIAL STATEMENTS

Income Statement by Segment

Year ended December 31, 2010

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	242	64,991	7,482	10,724	36,613	-	-	120,052
Inter-segment net operating revenues	54,042	32,549	1,025	2,739	695	-	(91,050)	-

Net operating revenues

	54,284	97,540	8,507	13,463	37,308	-	(91,050)	120,052

Cost of sales	(20,525)	(90,380)	(5,964)	(9,759)	(34,091)	-	90,025	(70,694)
Depreciation, depletion and amortization	(5,757)	(946)	(477)	(861)	(203)	(241)	(22)	(8,507)
Exploration, including exploratory dry holes	(1,277)	-	-	(704)	-	-	-	(1,981)
Impairment	(346)	-	-	(56)	-	-	-	(402)
Selling, general and administrative expenses	(436)	(2,981)	(854)	(807)	(1,861)	(2,235)	197	(8,977)
Research and development expenses	(437)	(212)	(73)	(1)	(5)	(265)	-	(993)
Employee benefit expense for non-active participants	-	-	-	-	-	(752)	-	(752)
Other operating expenses	(863)	(842)	(257)	(185)	(50)	(1,464)	73	(3,588)
Cost and expenses	(29,641)	(95,361)	(7,625)	(12,373)	(36,210)	(4,957)	90,273	(95,894)

Operating income (loss)	24,643	2,179	882	1,090	1,098	(4,957)	(777)	24,158

Equity in results of non-consolidated companies	106	155	159	(1)	-	(6)	-	413
Financial income (expenses), net	-	-	-	-	-	1,701	-	1,701
Other taxes	(134)	(70)	(31)	(119)	(17)	(151)	(1)	(523)
Other expenses, net	(59)	14	4	106	20	(3)	-	82

Income (Loss) before income taxes	24,556	2,278	1,014	1,076	1,101	(3,416)	(778)	25,831

Income tax benefits (expense)	(8,313)	(722)	(291)	(238)	(374)	3,317	265	(6,356)
Net income (loss) for the period	16,243	1,556	723	838	727	(99)	(513)	19,475
Less: Net income (loss) attributable to the non-controlling interest	108	(17)	11	(39)	-	(354)	-	(291)

Net income (loss) attributable to Petrobras	16,351	1,539	734	799	727	(453)	(513)	19,184

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,    Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

28

FINANCIAL STATEMENTS

Income Statement by Segment

Year ended December 31, 2009

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB	CORPOR. (2)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	476	48,768	5,085	8,469	29,071	-	-	91,869
Inter-segment net operating revenues	38,301	25,539	881	1,728	601	-	(67,050)	-

Net operating revenues

	38,777	74,307	5,966	10,197	29,672	-	(67,050)	91,869

Cost of sales	(16,329)	(60,374)	(4,238)	(7,437)	(27,030)	-	66,157	(49,251)
Depreciation, depletion and amortization	(4,344)	(1,213)	(398)	(870)	(176)	(187)	-	(7,188)
Exploration, including exploratory dry holes	(1,199)	-	-	(503)	-	-	-	(1,702)
Impairment	(319)	-	-	-	-	-	-	(319)
Selling, general and administrative expenses	(322)	(2,364)	(421)	(731)	(1,490)	(1,894)	202	(7,020)
Research and development expenses	(254)	(164)	(31)	(2)	(5)	(225)	-	(681)
Employee benefit expense for non-active participants	-	-	-	-	-	(719)	-	(719)
Other operating expenses	(1,293)	(424)	(482)	(146)	-	(792)	17	(3,120)
Cost and expenses	(24,060)	(64,539)	(5,570)	(9,689)	(28,701)	(3,817)	66,376	(70,000)

Operating income (loss)	14,717	9,768	396	508	971	(3,817)	(674)	21,869

Equity in results of non-consolidated companies	(4)	53	122	(16)	-	2	-	157
Financial income (expenses), net	-	-	-	-	-	429	-	429
Other taxes	(57)	(46)	(13)	(77)	(13)	(126)	(1)	(333)
Other expenses, net	(68)	205	(9)	(183)	2	(8)	-	(61)

Income (Loss) before income taxes	14,588	9,980	496	232	960	(3,520)	(675)	22,061

Income tax benefits (expense)	(4,961)	(3,375)	(128)	(319)	(326)	3,642	229	(5,238)

Net income (loss) for the period	9,627	6,605	368	(87)	634	122	(446)	16,823
Less: Net income (loss) attributable to the non-controlling interest	56	(42)	(28)	(67)	-	(1,238)	-	(1,319)

Net income (loss) attributable to Petrobras	9,683	6,563	340	(154)	634	(1,116)	(446)	15,504

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,    Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

29

FINANCIAL STATEMENTS

Other Operating Expenses by Segment

Year ended December 31, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Losses from legal proceedings	(306)	(125)	(2)	88	(115)	(585)	-	(1,045)
Institutional relations and cultural projects	(42)	(25)	(11)	(3)	(56)	(568)	-	(705)
Losses in exchange of investments	-	(412)	-	-	-	-	-	(412)
Expenses related to collective bargaining agreement	(130)	(71)	(11)	(6)	(21)	(108)	-	(347)
Allowance for marking inventory to market value	(7)	(59)	-	(260)	-	(7)	-	(333)
Unscheduled stoppages of plant and equipment	(171)	(20)	(39)	(2)	-	-	-	(232)
HSE expenses	(46)	(47)	(2)	-	-	(115)	-	(210)
Idle capacity at thermoelectric power plants	-	-	(170)	-	-	-	-	(170)
Other	(161)	(83)	(22)	(2)	142	(81)	73	(134)
	(863)	(842)	(257)	(185)	(50)	(1,464)	73	(3,588)

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

Year ended December 31, 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Losses from legal proceedings	(1,150)	(75)	(33)	(20)	(21)	(50)	-	(1,349)
Institutional relations and cultural projects	(36)	(17)	(8)	-	(54)	(438)	-	(553)
Unscheduled stoppages of plant and equipment	(319)	(27)	(61)	(11)	-	-	-	(418)
Idle capacity at thermoelectric power plants	-	-	(308)	-	-	-	-	(308)
Allowance for marking inventory to market value	-	(83)	-	(210)	-	(15)	-	(308)
Expenses related to collective bargaining agreement	(118)	(57)	(6)	(5)	-	(92)	-	(278)
HSE expenses	(51)	(32)	(2)	-	-	(97)	-	(182)
Ship or pay commitments	-	-	-	(26)	-	-	-	(26)
Contractual fines	-	(2)	(5)	(16)	-	-	-	(23)
Other	381	(131)	(59)	142	75	(100)	17	325
	(1,293)	(424)	(482)	(146)	-	(792)	17	(3,120)

(1)  The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)  The results with biofuels are included in the Corporate segment.

30

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

	Year ended December 31, 2010 U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB	CORPOR. (2)	ELIMIN.	TOTAL

Current assets

	3,473	16,305	2,904	3,279	4,196	39,016	(5,310)	63,863
Cash and cash equivalents	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	3,279	4,196	21,383	(5,310)	46,230

Investments in non-consolidated companies and other investments	296	3,056	813	1,078	257	812	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	9,519	2,730	4,836	-	218,567

Non-current assets	3,511	3,282	1,465	2,294	346	9,043	-	19,941

Total assets

	137,193	69,487	29,907	16,170	7,529	53,707	(5,310)	308,683

(1)The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining,

"Transportation and Marketing" to "Gas and Power".

(2) The assets with biofuels are included in the Corporate segment.

31

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

Year ended December 31, 2009

	U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING (1)	GAS AND POWER (1)	INTERN.	DISTRIB.	CORPOR. (2)	ELIMIN.	TOTAL

Current assets

	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644
Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets

	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1)   The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2)   The assets with biofuels are included in the Corporate segment.

32

FINANCIAL STATEMENTS

Selected Data for International Segment

	Year ended December 31, 2010 INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS

	12,248	3,137	763	974	1,654	(2,606)	16,170

STATEMENT OF INCOME

Net Operating Revenues

	3,713	7,488	523	4,128	-	(2,389)	13,463

Net operating revenues from third parties	720	5,401	484	4,095	-	24	10,724
Inter-segment net operating revenues	2,993	2,087	39	33	-	(2,413)	2,739

Net income (loss) attributable to Petrobras

	862	43	83	7	(193)	(3)	799

	Year ended December 31, 2009 INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORTATION AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS

	11,379	2,813	769	650	1,858	(2,555)	14,914

STATEMENT OF INCOME

Net Operating Revenues

	2,943	5,938	441	2,784	16	(1,925)	10,197

Net operating revenues from third parties	824	4,484	390	2,740	11	20	8,469
Inter-segment net operating revenues	2,119	1,454	51	44	5	(1,945)	1,728

Net income (loss) attributable to Petrobras

	397	(124)	84	32	(564)	21	(154)

33

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.